June 4, 2015

Dietrich A. King

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed on May 1, 2015
File No. 001-35431

Dear Mr. King:

In connection with and as a supplement to the letter submitted to the Securities and Exchange Commission (the “Commission”) on June 2, 2015 by counsel to Home Loan Servicing Solutions, Ltd. (the “Company”), the Company hereby acknowledges, with respect to the filing referenced above, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael G. Lubin

Michael G. Lubin

cc:	Jessica Livingston

Senior Counsel

Securities and Exchange Commission

Frederick S. Green

P.J. Himelfarb

Weil, Gotshal & Manges LLP